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                                                                       EXHIBIT 4

                                                                   July 16, 1999

Dear Fellow Global Industrial Technologies Stockholder:

     On July 12, 1999, Global Industrial Technologies, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with RHI AG, an Austrian stock corporation ("Parent"), and its wholly-owned indirect subsidiary Heat Acquisition Corp., a Delaware corporation ("Purchaser"), that provides for the acquisition of all of the shares of common stock, par value $0.25 per share, of the Company (the "Shares" or, individually, a "Share") by Purchaser at a price of $13.00 per Share net to the seller in cash. Under the terms of the proposed transaction, Purchaser has commenced a tender offer (the "Offer") for all outstanding Shares at a price of $13.00 per Share net to the seller in cash. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on August 12, 1999, unless extended. The completion of the Offer is conditioned on at least a majority of the outstanding Shares having been tendered and not withdrawn, Parent's obtaining arrangement of financing and regulatory and other customary conditions.

     Following the successful completion of the Offer and upon approval by the affirmative vote of holders of a majority of the Shares, if required, Purchaser will be merged with and into the Company (the "Merger") and all Shares not purchased in the Offer, other than Shares held by the Company as treasury stock or owned by Parent or any of its subsidiaries ("Ineligible Shares") or Shares as to which dissenters' rights have been exercised, will be converted into the right to receive, without interest, an amount in cash equal to $13.00 per Share.

     YOUR BOARD OF DIRECTORS HAS DULY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND THE COMPANY'S STOCKHOLDERS. THE BOARD RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES PURSUANT TO THE OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT.

     Accompanying this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission. The Board of Directors of the Company has received opinions of J.P. Morgan Securities Inc. and Wasserstein Perella & Co., Inc., financial advisors to the Company, that, as of the date of such opinions and based on and subject to the matters stated in such opinions, the $13.00 per Share cash consideration to be received by holders of Shares (other than holders of Ineligible Shares) in the Offer and the Merger is fair from a financial point of view to such holders.

     Please refer to the Offer to Purchase and related materials of Purchaser, including a Letter of Transmittal sent to you under separate cover, for use in tendering Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares.

     WE URGE YOU TO READ THE ENCLOSED DOCUMENTS CAREFULLY.

     On behalf of the Board of Directors, I thank you for your investment in and support of the Company.

                                    Sincerely,

                                    /s/ Rawles Fulgham
                                    Rawles Fulgham
                                    Chairman and Chief Executive Officer